 R. Reizian, Esquire
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
Hartford, CT 06103
Telephone:  (860) 466-1539
Facsimile:   (860) 466-2550
John.Reizian@LFG.com

May 19, 2015

Mr. Alberto Zapato
U. S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products, Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-4644

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-200100; 811-08557; CIK: 0001048607
      Initial Registration Statement, Form N-6
      Lincoln AssetEdge® VUL 2015

Dear Mr. Zapato:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned Depositor and Principal Underwriter for the variable universal life insurance policies to be issued through the Account, filed on Form N-6, respectfully requests that the effective date of the Registration Statement as amended by Pre-Effective Amendment No.: 1 be accelerated to May 26, 2015.

Lincoln, as Depositor, on behalf of the Registrant, and Lincoln Financial Distributors, Inc., as Principal Underwriter, acknowledge the following:  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact John L. Reizian, Esquire at 860-466-1539 with any questions or comments regarding this Request.

The Linocln National Life Insurance Company                                                  Lincoln Financial Distributors, Inc.(Depositor) (Principal Underwriter)

/s/ Joshua R. Durand                                                                                                /s/ Patrick J. Caulfield
_________________________                                                                          _____________________________
By:  Joshua R. Durand                                                                                                By:  Patrick J. Caulfield
        Vice President                                                                                                      Vice President